UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                          Argonaut Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   040175101
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                May 6, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          1,180,321

NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      1,180,321
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                     SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                       1,180,321
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                   1,180,321
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.8%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                  SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.H. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

CUSIP No. 040175101

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Argonaut Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1101 Chess Drive, Foster City, CA, 94404.


Item 2. Identity and Background.

        (a-c) This statement is being filed by Jewelcor Management, Inc. ("JMI"), a Nevada corporation, which is primarily involved in investment and management services. JMI's principal and executive offices are located at 100 N. Wilkes Barre Blvd., Wilkes-Barre, PA 18702. JMI is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest of S.H. Holdings, Inc. Seymour Holtzman is Chairman and President of JMI and has sole investment discretion and voting authority with respect to such common stock of the Issuer.
This statement is being filed by Seymour Holtzman whose principal office is located at 100 N. Wilkes Barre Blvd., Wilkes-Barre, PA 18702.

This statement is being filed by Evelyn Holtzman whose principal office is located at 100 N. Wilkes Barre Blvd., Wilkes-Barre, PA 18702.

Mr. Holtzman, a representative of the Reporting Persons, is the Chairman of the Board of Casual Male Retail Group, Inc. (NASDAQ "CMRG"). Mr. Frank Husic, a director of CMRG, is the managing director of Husic Capital Management, the Issuer's largest shareholder.

	(d-e) During the last five years none of JMI, Jewelcor Inc., S.H. Holdings, Inc., Mr. Holtzman and Mrs. Holtzman, or, to the best of their knowledge, any person listed in Exhibit 1 attached hereto, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit 1 attached hereto is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the Common Stock covered by this statement is $1,811,873, including brokerage fees and commissions. The purchases of the Common Stock were in a margin account carried by Spear Leeds & Kellogg. This extension of credit was extended in the ordinary course of business.

Item 4. Purpose of Transaction.

       The securities covered by this Statement were acquired for the purpose of investment and seeking control of the Issuer. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Mr. Holtzman, as a representative of the Reporting Persons, will attempt to meet with the Board of Directors of the Issuer and the Issuer's management. Mr. Holtzman will be seeking to replace the entire Board of Directors and will request a postponement of the Annual Meeting of Stockholders of the Issuer ("Annual Meeting"), which is scheduled for June 9, 2004. If the Board does not agree to the resignation of all Directors in favor of persons to be desiginated by Mr. Holtzman, or postponement of the Annual Meeting, Mr. Holtzman will solicit shareholders to withhold voting for any of the Issuer's proposals.
In addition, if the Board does not agree to the resignation of all current directors, the Reporting Persons intend to form a committee to remove the Board of Directors and replace them with the committee's nominees.
The committee intends to ask other shareholders to join and participate in seeking a special meeting for the removal and replacement of the entire Board of Directors. Under Article 1, section 2 (iv) of the Issuer's Amended and Restated Bylaws, one or more shareholders, who own in excess of 10% of the shares entitled to vote at a meeting, may call a special meeting.
The purpose of the special meeting would be to nominate a new Board of Directors, with the intention of replacing the entire Board of Directors.

Mr. Richard Huffsmith, a representative of the Reporting Persons, sent today, via Federal Express a letter to the Secretary of the Issuer requesting a list of shareholders entitled to vote at the Annual Meeting.


Item 5. Interest in Securities of the Issuer.

        As of May 14, 2004, JMI beneficially owns an aggregate of 1,180,321 shares of Common Stock. Based upon the Company's most recently filed Form 10-K, the number of shares outstanding of the Registrant's common stock on February 29, 2004 was 20,421,164 shares. JMI beneficially owns approximately 5.8% of said outstanding shares.

        As of May 14, 2004, the Reporting Persons beneficially own an aggregate of 1,180,321 shares of Common Stock which, based on 20,421,164 shares of Common Stock outstanding, represents approximately 5.8% of said outstanding shares.

         The schedule attached as Exhibit 2 describes transactions in the Common Stock effected by the Reporting Persons.

	(d) N/A

	(e) N/A


	  The responses of the Reporting Persons to Items (7) through
(11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

        The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of the Common Stock owned by JMI.

 Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Mr. Holtzman, a representative of the Reporting Persons, is the Chairman of the Board of Casual Male Retail Group, Inc. (NASDAQ "CMRG"). Mr. Frank Husic, also a director of CMRG, is the managing director of Husic Capital Management, the Issuer's largest shareholder. Husic Capital Management and its affiliates own approximately 4,739,633 shares of the Issuer.


In addition, the Reporting Persons intends to form a committee for the removal of the Board of Directors. The committee intends to ask other shareholders to join and participate in seeking a special meeting for the removal and replacement of the entire Board of Directors. Under
Article 1 section 2 (iv) of the Issuers Amended and Restated Bylaws, one or more shareholders who own in excess of 10% of the shares entitled to vote at a meeting, may call a special meeting. The purpose of the special meeting would be to nominate a new Board of Directors, with the intention of replacing the entire Board of Directors.

 Item 7. Material to be filed as Exhibits.

     Exhibit 1                 Executive Officers and Director of
                               Reporting Persons

     Exhibit 2                 Stock Purchase Transactions

     Exhibit 3                 Joint Filing Agreement.

     Exhibit 4 Letter sent to Secretary of the Issuer for a current list of shareholders





                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2004


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman


                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President